UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934

(Amendment No. 19)*

GOLDEN ENTERPRISES, INC.
	(Name of Issuer)

COMMON STOCK
	(Title of Class of Securities)

	        381010107
	(CUSIP Number)



FOR YEAR ENDED DECEMBER 2000
	(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

?	Rule 13d-1(b)

?	Rule 13d-1(c)

?	Rule 13d-1(d)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
 page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 381010107


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).

Golden Enterprises, Inc. and Subsidiaries
Employee Stock Ownership Plan (Stock Bonus Plan)
IRS I.D. #63-0000139


2.	Check the Appropriate Box if a Member of
a Group (See Instructions)

(a)

(b)


3.	SEC Use Only


4.	Citizenship or Place of Organization

2140 11th Avenue South
Suite 208
Birmingham, AL 35205


Number of	5.	Sole Voting Power	1,070,344 Shares
Shares Bene-
ficially
Owned By	6.	Shared Voting Power		--
Each
Reporting
Person With:	7.	Sole Dispositive Power	1,070,344 Shares


8.	Shared Dispositive Power	--


9.	Aggregate Amount Beneficially Owned
by Each Reporting Person

1,070,344 Shares

10.	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

--

11.	Percent of Class Represented by Amount in Row (9)

8.9%


12.	Type of Reporting Person (See Instructions)

EP



Item 1(a)	Name of Issuer:

Golden Enterprises, Inc.


Item 1(b)	Address of Issuer's Principal Executive Offices:

2140 11th Avenue South
Suite 208
Birmingham, Alabama 35205


Item 2(a)	Name of person Filing:

Golden Enterprises, Inc. and
Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan)


Item 2(b)	Address of Principal Business
		Office or, if none, Residence:

2140 11th Avenue South
Suite 208
Birmingham, Alabama 35205


Item 2(c)	Citizenship:

N/A


Item 2(d)	Title of Class of Securities:

Common Stock


Item 2(e)	CUSIP Number:

381010107




Item 3		If this statement if filed pursuant to
		 240.13d-1(b), or 240.13(d)-2(b)
		or (c), check whether the person filing is a:

***

          (f)  ?	An Employee Benefit Plan
		or Endowment Fund in accordance
		with  240.13d 1(b)(1)(ii)(F).

***

Item 4		Provide the following information
		regarding the aggregate number and
		percentage of the class of securities
		of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

1,070,344 shares
This Amendment is being filed to
reflect an increase in ownership.

(b)	Percent of Class:

8.9%

(c)	Number of shares as to which such
	person has:

*	(i)	Sole power to vote or to
		direct the vote
-- 1,070,344 shares

(ii)	Shared power to vote or
	to direct the vote
-- 0

(iii)	Sole power to dispose or
	to direct the disposition of
--  1,070,344 shares

(iv)	Shared power to dispose or to
	direct the disposition of -- 0



*	Pursuant to the terms and
conditions of the Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan
(Stock Bonus Plan), the Plan, through a
designated Plan Administrative Committee, has the sole power to vote all shares of Golden Enterprises, Inc. (GE) stock held by the Plan. The Plan Administrative
Committee consists of three individuals
who are designated from time to time by
 the Board of Directors of GE and its subsidiary.
The vote of two members in favor of any
proposed action of the Plan Administrative
Committee is necessary to give legal effect thereto.
The present members of the Plan Administrative
Committee and their position with GE and its subsidiary are:

John S. Stein			-	Director, Chairman of
					the Board, Chief Executive
					Officer and President of
					Golden Enterprises, Inc.

Mark W. McCutcheon	-	Director of Golden
					Enterprises, Inc. and President
					of Golden Flake Snack
					Foods, Inc., a wholly-owned
					subsidiary

John H. Shannon		-	Vice President and Secretary
					of Golden Enterprises, Inc.

The shares of Golden Enterprises, Inc. stock held by the Plan are held and disposed of in strict compliance with the terms and conditions of the Plan. The Plan Administrative Committee possess no discretionary authority concerning disposition of shares.

The Trustee of the Plan, Compass Bank, has no discretionary authority concerning the voting of the Golden Enterprises, Inc. stock nor the disposition of the stock. Compass Bank disclaims any beneficial ownership of the stock held by the Plan.


Item 5		Ownership of Five percent or
		Less of a Class.

N/A


Item 6		Ownership of More than Five
		Percent on Behalf of Another Person.

N/A


Item 7		Identification and Classification
		of the Subsidiary Which Acquired
		the Security Being Reported on By
		 the Parent Holding Company or
		Control Person.

N/A


Item 8		Identification and Classification
		of Members of the Group.

N/A




Item 9		Notice of Dissolution of Group.

N/A


Item 10	Certification.

By signing below, we certify
that, to the best of our knowledge
and belief, the securities referred
 to above were acquired and are
held in the ordinary course of
business and were not acquired
and are not held for the
purpose of or with the effect
of changing or influencing the
control of the issuer of the
 securities and were not
acquired and are not held
in connection with or as a
participant in any transaction
having such purpose or effect.


Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 8, 2001


Golden Enterprises, Inc. and
Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan)

By:	Compass Bank, As Trustee


               /s/ Keith R. Dale
Its Vice President and Trust
Officer

and

By:	The Plan Administrative Committee


                    /s/ John H. Shannon
John H. Shannon
Its Secretary

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